Report of Independent Registered Public Accounting Firm

The Board of Trustees of
The Dreyfus/Laurel Funds Trust:

We have examined management's assertion, included in
the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that The Dreyfus/Laurel Funds
Trust (comprised of the Dreyfus Premier Equity Income
Fund) (the "Fund") complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of June 30, 2007.
Management is responsible for the Fund's compliance
with those requirements. Our responsibility is to express
an opinion on management's assertion about the Fund's
compliance based on our examination. Our examination was
conducted in accordance with the standards of the Public
Company Accounting Oversight Board (United States) and,
accordingly, included examining, on a test basis,
evidence about the Fund's compliance with those
requirements and performing such other procedures as
we considered necessary in the circumstances. Included
among our procedures were the following tests performed
as of June 30, 2007 and with respect to agreement of
security purchases and sales, for the period from May
31, 2007 (the date of our last examination), through
June 30, 2007:
1. 	Reconciliation between the Fund's accounting
records and the custodian's records as of June 30,
2007 and verified reconciling items;
2.         Confirmation of pending purchases for the
Fund as of June 30, 2007 with brokers, and where
responses were not received, inspection of documentation
corresponding to subsequent cash payments;
3.	Agreement of pending sale activity for the Fund
as of June 30, 2007 to documentation of corresponding
subsequent cash receipts;
4.	Agreement of Dreyfus Family of Funds' trade
tickets for seven purchases and eight sales or
maturities for the period May 31, 2007 (the date of
our last examination) through June 30, 2007, to the
books and records of the Funds noting that they had
been accurately recorded and subsequently settled;
5.	We reviewed Mellon Global Securities Services
Report on Controls Placed in Operation and Tests of
Operating Effectiveness ("SAS 70 Report") for the
period July 1, 2006 through June 30, 2007 and noted
no negative findings were reported in the areas of
Asset Custody and Control; and
6.	We inquired of the Custodian who concurred that
all control policies and procedures detailed in Section
IV Control Objectives, Controls and Tests of Operating
Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from January 1, 2007 through June 30, 2007.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that The
Dreyfus/Laurel Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of June 30, 2007, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use
 of management and the Board of Trustees of The
Dreyfus/Laurel Funds Trust and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.





September 26, 2007


/s/KPMG LLP



September 26, 2007






Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of The Dreyfus/Laurel Funds Trust (comprised of Dreyfus Premier Equity Income Fund) (the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of June 30, 2007 and from May 31, 2007 through June 30, 2007.

Based on this evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2007 and from May 31, 2007 through June 30, 2007 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds Trust




James Windels
Treasurer